Exhibit 99.2

CONTROLS OR PROCEDURES

Evaluation of Disclosure Control and Procedures

Within 90 days of the date of this report, an evaluation was conducted under the supervision and participation of our management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-14(c) and 15d-14(c) under the Securities and Exchange Act of 1934). Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the design and operation of these disclosure controls and procedures were effective, as of the date of such evaluation, in timely alerting them to material information relating to us (including our consolidated subsidiaries) required to be included in our periodic SEC filings.

Changes in Internal Controls

No significant changes were made in our internal controls or were there other factors that could significantly affect these controls subsequent to the date we carried out this evaluation.